AMENDMENTS TO THE BYLAWS

OF

3DICON CORPORATION

(an Oklahoma Corporation)

These Amendments to the Bylaws (“Amendments”) are adopted effective April 4, 2013, and amend the Bylaws of 3DIcon Corporation (“Corporation”) adopted on August 11, 1995, as amended by: (1) the Unanimous Written Consent of the Directors of Corporation, dated April 29, 2007; (2) the Memorandum of Action of the Directors of Corporation, dated November 1, 2007; and (3) the Memorandum of Action of the Directors of Corporation, dated April 24, 2008 (collectively, the “Bylaws”).

1.	The following provision is added to the Bylaws as Article III, Section 15:

Section 15. Business Advisory Board; Technical Advisory Board. The Board of Directors may, by resolution passed by the affirmative vote of at least a majority of the number of directors fixed by these Bylaws: (1) appoint up to fifteen (15) advisory directors to be members of the Business Advisory Board of the Corporation (“Business Advisory Board”); and (2) appoint up to fifteen (15) advisory directors to be members of the Technical Advisory Board of the Corporation (“Technical Advisory Board”). The Business Advisory Board shall assist and advise the Board of Directors in any business matter for which the Board of Directors seeks advisement. The Technical Advisory Board shall assist and advise the Board of Directors in any technology matter for which the Board of Directors seeks advisement.

2.	The following provision is added to the Bylaws as Article III, Section 15.1:

Section 15.1. Term; Liability; Operation; Indemnity. Advisory Directors appointed by the Board of Directors to the Business Advisory Board or the Technical Advisory Board (collectively, the “Advisory Directors”) shall not be entitled to exercise the powers of the Board of Directors in any capacity. All Advisory Directors: shall serve at the pleasure of the Board of Directors and for such compensation, if any, as the Board of Directors shall from time to time determine; shall have no authority to make decisions or to speak for the Corporation, or to bind the Corporation to obligations; and shall have no responsibility or liability for the decisions, obligations or liabilities of the Corporation. The Board of Directors shall appoint the Chairpersons, respectively, of the Advisory Boards, who shall preside at the meetings of such boards, and such Advisory Boards shall meet at such times and places as the Board of Directors shall determine. All operational bylaws applicable to the Board of Directors (i.e. requirements for meetings, notice, conduct of business, voting, etc.) shall be applicable to the Business Advisory Board, the Technical Advisory Board and the Advisory Directors. An Advisory Director may resign or be removed by the Board of Directors at any time for any reason or for no reason.

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Advisory Directors shall be entitled to indemnification by Corporation pursuant to Article Eight hereof with respect to those matters for which their advice is sought by the Board of Directors.

3.	The following provision is added to the Bylaws as Article VIII, Section 11:

11. Applicability to Advisory Directors. For purposes of this Article Eight, references to a “director” shall include all Advisory Directors.

4.	All provisions of the Bylaws not amended hereby are ratified and reaffirmed as of the date hereof.

The undersigned hereby certify that the foregoing Amendments to the Bylaws of 3DIcon Corporation were duly adopted by the Board of Directors of said corporation, effective as of the 4th day of April, 2013.

By:	/s/ Mark Willner
Name:	Mark Willner
Title:	President

By:	/s/ Judy Keating
Name:	Judy Keating
Title:	Secretary

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